UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

7 November 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Copy of text added to TNT website, 7 November 2005

7 November 2005

Copy of text added to TNT website

TNT has noted the article in the November 4, 2005 issue of the Financial Times entitled "TNT tax probe raises questions" and the article in the November 5, 2005 issue of Het Financiele Dagblad entitled "TNT verzweeg twee jaar lang taksprobleem", each of which contains inaccuracies.

As previously disclosed, in early 2004 our Audit Committee initiated an investigation that concluded that not all relevant details of the foreign exchange matters referred to in the articles were adequately disclosed to the UK Inland Revenue; our Audit Committee reported these findings at our annual general meeting in April 2004; in August 2004 we submitted a report to the Inland Revenue related to these matters; and in early 2005 we reached a settlement with the Inland Revenue in relation to these matters. The investigation made no finding as to whether fraud was involved and accordingly we believe that the suggestion in one of the articles that the Company was aware of fraud in 2002 is inaccurate. The settlement with the Inland Revenue closed our consideration of these items and determined our final liability in that connection.

As previously disclosed, following the matters described above, since August 2004 we have been preparing an addendum to our report to the Inland Revenue that will cover other UK tax matters that were outside of the scope of the original investigation, and we are separately investigating the tax position of certain non-UK subsidiaries. As previously disclosed, within the last few months these investigations have revealed the likelihood of illegal acts relating to other tax issues and our Audit Committee, on behalf of our Supervisory Board, has taken responsibility for overseeing these investigations, assisted by Mr. Karel Kooijman, who retired in 2000 as the head of the tax department of the Royal Dutch Shell Group and subsequently until 2003 acted as part-time special counsel to the Director-General for Tax Policy and Legislation of the Ministry of Finance of the Netherlands. The Audit Committee has now added to its team Mr. Ad der Kinderen, the former tax director of Royal Philips Electronics. As previously disclosed, the outcome of the current investigations may have a material impact on our financial results and financial position.

As always, it remains our policy to be transparent, including with respect to tax matters, and we will update the market on this topic as soon as information becomes available.

TNT N.V. is a global provider of mail, express and logistics services. The group employs over 160,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of €12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 7 November 2005